Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-166195

SQN ALTERNATIVE INVESTMENT FUND III L.P.

SUPPLEMENT NO. 2

DATED APRIL 5, 2012

TO PROSPECTUS DATED

MARCH 17, 2011

Summary

SQN Alternative Investment Fund III L.P. (“Fund III”) is providing you with this Supplement No. 2, dated April 5, 2012, to update the Prospectus, dated March 17, 2011 (the “Prospectus”), and Supplement No. 1, dated August 2, 2011. The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Prospectus as amended by Supplement No. 1. This Supplement No. 2 forms a part of, and must be accompanied or preceded by the Prospectus and Supplement No. 1.

The primary purposes of this Supplement No. 2 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund III;

•	Update information regarding the Prospectus summary;

•	Update biographies of certain officers of Fund III’s Investment Manager, SQN Capital Management, LLC (the “Investment Manager”) and SQN AIF III GP, LLC (the “General Partner”);

•	Update certain risk factors;

•	Update information regarding estimated use of proceeds;

•	Update the suitability requirements for Maine, Massachusetts, Maryland and Tennessee investors;

•	Update information regarding tax reports;

•	Update certain general restrictions;

•	Update information regarding roll-up transactions; and

•	Further amend the Amended and Restated Agreement of Limited Partnership dated March 17, 2011.

Current Status of the Offering

As of April 5, 2012, Fund III had raised approximately $14,624,900. 209 limited partners have been admitted that made capital contributions totaling approximately $14,290,900.

Recent Transactions

Alternative Energy Plant

On February 21, 2012, Fund III acquired an 80% ownership interest in an effluent anaerobic digestion plant located in the United Kingdom (“UK”) for approximately £576,000 as part of a sale-leaseback transaction with the manufacturer and operator (the “Operator”) of the plant. The remaining 20% ownership interest in the plant was acquired by SQN Alternative Investment Fund II, LLC (“Fund II”), an affiliated equipment fund also managed by Fund III’s Investment Manager. The aggregate amount of scheduled payments due under the lease exceeds the amount invested by Fund III and Fund II to acquire their respective ownership interests in the plant.

The Operator has been operating the plant for approximately two years pursuant to a six-year long master service agreement with a major fruit juice and smoothie manufacturer. The plant uses simple technology, in a non-pressurized system, to convert the organic by-products of the juice and smoothie production to methane. Methane generated by the plant is then used to power a generator that provides 40% of the electricity required to operate the production facility.

In addition to the energy production, there are other benefits to the program. The fruit juice and smoothie manufacturer is subject to UK tariffs related to the quality and the content of the run-off from the plant. Due to improved quality of the plant’s emissions, as a result of the anaerobic digestion process, that tariff is reduced by approximately 90%. Also, the UK government provides the Operator with semi-annual grants, which are shared with Fund III, based on the plant’s energy production

Agricultural Containers

On March 30, 2012, Fund III acquired 10,000 agricultural containers used for produce transportation and storage. The containers were acquired directly from the manufacturer for approximately $852,800 and the manufacturer leased them back from Fund III subject to a 5 year lease.

The containers are part of a 30,000 unit rental fleet through which the manufacturer supplies local farmers with the containers subject to short term leases that coincide with the various harvest and production seasons. The units subject to lease with Fund III are primarily used for apples and potatoes.

Prospectus Summary

The section of the Prospectus Summary captioned “Fees of Our General Partner and its Affiliates” on page 7 of the Prospectus is hereby amended by adding the following disclosure to the end of the paragraph beginning with “O&O Expense”:

In no event will the maximum amount of organizational and offering expenses paid to the Sponsor and selling agents exceed 2.0% of the gross offering proceeds.

Management

The Management section located on pages 42 and 43 of the Prospectus is hereby modified as follows:

The following information is added to the biography of David Charles Wright:

From August 2004 through April 2007, Mr. Wright was the Senior Vice President and Controller of ICON Capital Corp., an entity that manages partnerships and limited liability companies specializing in big-ticket equipment leases. While at ICON Capital Corp. Mr. Wright was responsible for the day-to-day accounting and reporting responsibilities of three public reporting partnerships and three limited liability companies with more than 30,000 investors, approximately $921,000,000 of total assets under management and approximately $153,000,000 in total revenue. From April 2007 through March 2008, Mr. Wright worked as an independent financial consultant for several small entities in financial distress. From March 2008 through January 2011 Mr. Wright was a subsidiary controller of a public reporting entity, Epiq Systems, Inc.

Hugh Shelmerdine’s biography is deleted in its entirety and restated as follows:

Hugh Shelmerdine, 60, has served as Chief Credit Officer of our Investment Manager’s private placement investment funds since October 2009. Mr. Shelmerdine has over 30 years of senior level lease, bank, and finance company executive and directorship experience. From 1977 to 1985 Mr. Shelmerdine served as a Director of Chemco Equipment Finance Ltd., the Asset Finance subsidiary of Chemical Bank. From 1985 to 1995, Mr. Shelmerdine served as a

Director of Concord Leasing, the asset finance subsidiary of HSBC. From 1996 to 1997, he served as Director Vendor Finance of Nikko Bank (UK) plc. After Nikko, from 1997 to 1999, he served as Senior Account Manager of de Lage Landen Leasing, the Leasing subsidiary of Rabobank.

Between 2000 and 2009, Mr. Shelmerdine served as a Business Adviser of Business Link for London and as a Director of The Business Development Experience Ltd. The last two appointments were providing coaching and mentoring and business advice to business owners.

Mr. Shelmerdine has a degree in the United Kingdom that is equivalent to a bachelor’s degree in the United States and is qualified as a Chartered Secretary.

Risk Factors

In addition to the Risk Factors disclosed on pages 19 to 32 of the Prospectus and in Supplement No. 1 dated August 2, 2011, the following disclosure is added to the end of the first bulleted Risk Factor on the cover of the prospectus:

The sources of cash available for distributions are: (i) cash from operations; and (ii) offering proceeds; and unlimited amounts from either source may be used for distributions to investors. As a result, the amounts paid as cash distributions will reduce the amount of funds available for investment in equipment. When we use the phrase “return of capital” we mean a return of your initial investment without any growth. When we use the phrase “return on capital” we mean a return of growth on your initial investment in addition to the return of your initial investment.

The bulleted Risk Factor in the Prospectus Summary related to distribution payments located on page 3 of the Prospectus is amended to include the following disclosure:

The sources of cash available for distributions are: (i) cash from operations; and (ii) offering proceeds; and unlimited amounts from either source may be used for distributions to investors. As a result, the amounts paid as cash distributions will reduce the amount of funds available for investment in equipment.

The Risk Factor located on page 20 of the Prospectus captioned “Our and our General Partner’s and our Investment Manager’s lack of operating history decreases your ability to evaluate your investment.” is also inserted on the cover of the prospectus as the third bullet-pointed Risk Factor.

The Risk Factor located on page 31 of the Prospectus captioned “We will not apply for an advance ruling from the Internal Revenue Service as to any federal tax consequence of an investment in us, and if the Internal Revenue Service classifies us as a corporation you will lose tax benefits.” is also inserted on the cover of the Prospectus as the fourth bullet-pointed Risk Factor.

The following Risk Factors located on pages 25, 26, 28 and 29, respectively, are deleted in their entirety and restated as follows:

In leasing some types of equipment and other assets we may be exposed to environmental tort liability.

In leasing some types of equipment and other assets, such as transportation assets designed to carry hazardous materials, we may be exposed to environmental tort liability. We will attempt to obtain insurance but we cannot assure you that our equipment and other assets will be protected against environmental tort claims.

Participation with affiliated programs or third-parties in joint ventures may require us to pay additional costs or incur losses because of actions taken by third-parties.

Our partnership agreement permits us to invest in equipment or other assets through joint venture arrangements with our General Partner’s affiliated investment programs or independent third-parties. Investing in joint ventures involves risks not present when we invest by ourselves. These risks include:

•	Our co-venturer may have business or economic objectives or interests that are inconsistent with ours and it may want to manage the joint venture in ways that do not maximize our return;

•	Actions by a co-venturer might subject equipment or other asset leases owned by the joint venture to liabilities greater than those we contemplate; and

•	When more than one person owns property, there may be a stalemate on decisions, including decisions regarding a proposed sale or other transfer of the equipment or other assets.

Our partnership agreement requires that any joint venture arrangement in which we participate must permit us to buy equipment or other assets from the other co-venturer in the case of a proposed sale of the equipment or other assets; we may not have the resources to do so. See the “Conflicts of Interest And Fiduciary Responsibilities – We May Enter Into Joint Ventures With Affiliated Programs” section of this prospectus.

Our General Partner’s, our Investment Manager’s or their affiliates’ operating systems could be damaged or disrupted by events beyond their control, which could interfere with our ability to conduct our business and make us less attractive to customers as a source of equipment leases.

Our ability to manage our operations and realize residual values from our leases of equipment and other investments depends on the operating systems of our General Partner, our Investment Manager and their affiliates. In particular, this includes our General Partner’s, our Investment Manager’s or their affiliates’ computer and telecommunications and related equipment, and their ability to protect those systems against damage or disruptions from such contingencies as:

•	power loss;

•	acts of God, such as earthquakes, etc.;

•	telecommunications failure;

•	acts of terrorism;

•	computer intrusions; and

•	viruses and similar adverse events.

Our General Partner, our Investment Manager and their affiliates will implement security and protective measures but these systems could still be vulnerable. Any damage or disruption to these systems could make us less attractive to end-users as a source of equipment or other asset leases.

We, our General Partner, our Investment Manager and their affiliates do not have independent audit and compensation committees.

Our General Partner believes that the fees and other compensation we will pay to it, our Investment Manager and their affiliates are reasonable and competitive in the industry. They were established by our General Partner and were not determined by an independent compensation committee composed of persons who are not affiliates of our General Partner. Also, our General Partner and our Investment Manager, rather than an independent audit committee composed of persons who are not affiliates of either our General Partner or Investment Manager, will select our independent registered public accounting firm and supervise the preparation of our audited financial statements included in our annual reports to you. See the “Management Compensation” and “Reports to Limited Partners” sections of this prospectus.

In addition to the Risk Factors disclosed on pages 19 to 32 of the Prospectus and in Supplement No. 1 to the Prospectus, the following Risk Factors should be considered in evaluating the purchase of Fund III’s limited partner units:

Our General Partner is Thinly Capitalized.

To compensate for the thin capitalization of our General Partner, Jeremiah Silkowski, the President and Chief Executive Officer of our Investment Manager and General Partner, has pledged his complete financial resources, not to exceed $1,500,000, to the General Partner to be drawn as required to conduct normal operations of the company or to cover any liabilities arising from such operations.

We do not have Independent Management or Directors.

Our General Partner’s and Investment Manager’s directors and executive officers are not independent. As our General Partner’s and Investment Manager’s directors and executive officers, these individuals will make management decisions on behalf of our General Partner and Investment Manager. Since these individuals also control our General Partner and Investment Manager, their decisions regarding our management are subject to conflicts of interest, since such decisions could also benefit our General Partner, our Investment Manager, and their respective affiliates.

Estimated Use of Proceeds

The Estimated Use of Proceeds section located on page 10 of the Prospectus is amended to include the following disclosure:

Unlimited amounts from the Net Offering Proceeds may be used as a source of cash distributions to limited partners.

The Estimated Use of Proceeds section located on page 61 of the Prospectus is amended to include the following disclosure at the end of the first paragraph:

The sources of cash available for distributions are: (i) cash from operations; and (ii) offering proceeds; and unlimited amounts from either source may be used for distributions to investors.

Investor Suitability

Disclosures under the headings “Additional State Investor Suitability Requirements” on pages (v) to (vii) and “Important Information for Residents of Certain States” on pages (C-2) to (C-4) of the Prospectus are hereby amended as follows:

Maine Investors. It is recommended by the Maine Office of Securities that Maine investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Massachusetts Investors. Under suitability guidelines of the Massachusetts Securities Division, you are cautioned to carefully evaluate whether your aggregate investment in us and other similar investments should exceed 10% of your liquid net worth. Liquid net worth is that portion of your total net worth, or total assets minus total liabilities, that is comprised of cash, cash equivalents and readily marketable securities. Readily marketable securities may include investments in an IRA or other retirement plan that can be liquidated within a short time, less any income tax or other penalties that may apply for early distribution.

Maryland Investors. The disclosures related to Maryland Investor suitability are deleted in their entirety.

Tennessee Investors. You must have (i) a minimum annual gross income of $100,000; and (ii) a minimum net worth of $100,000; or (iii) a minimum net worth of $500,000, calculated exclusive of home, home furnishings and automobile. In addition, your investment in us must not exceed 10% of your liquid net worth.

Tax Reports

The Tax Reports section located on page 93 of the Prospectus is deleted in its entirety and replaced with the following:

As soon as practicable, but in no event later than seventy-five (75) days after the end of the fiscal year, we will send you a statement on Schedule K-1 of your share of our income, gains, losses, deductions and other tax items for the previous calendar year just ended to enable you to prepare your income taxes.

General Restrictions

The General Restrictions section located on page 38 of the Prospectus is amended to include the following disclosure:

We shall not purchase or lease equipment from nor sell or lease equipment to, the Sponsor including equipment in which the Sponsor has an interest, except that we may lease equipment to the Sponsor under a lease arrangement made at the outset and on terms no more favorable to the Sponsor than those offered other persons and fully described in this prospectus. Notwithstanding the foregoing, we may purchase new equipment from the Sponsor if such person is in the business of manufacturing and selling such equipment to persons not affiliated with us, the transaction occurs at the formation of our offering and the terms thereof are fully described in this prospectus, the equipment is sold at the lower of manufacturer’s cost without mark-up or fair market value, and the equipment is subject to a prearranged lease. Such equipment may not be leased to the Sponsor.

Roll-Up Transactions

The Roll-Up Transactions section located on page 90 of the Prospectus is amended to include the following disclosure at the end of the first bullet-pointed paragraph.

Accordingly, an issuer using the appraisal shall be subject to liability for violation of Section 11 of the Securities Act of 1933 and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal.

Agreement of Limited Partnership

Our Amended and Restated Agreement of Limited Partnership dated March 17, 2011 is further amended as follows:

Section 1.1 (111) is amended to include the following after the first word of the definition:

“SQN Capital Management, LLC, an Affiliate of the General Partner, or”; and

Section 9.3(a)(iii) is deleted in its entirety and replaced with the following:

“(iii) the liability or loss was not the result of negligence or misconduct by the General Partner or its Affiliates.”